SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

STAR GAS PARTNERS, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

85512C105

(CUSIP Number)

Kestrel Energy Partners, LLC

2 Count Rumford Lane

Huntington, New York 11743

(631) 421-2711

Copies to:

Ann Marie Cowdrey

Thompson & Knight LLP

One Arts Plaza

1722 Routh Street, Suite 1500

Dallas, Texas 75201-2533

(214) 969-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of the cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85512C105

(1)	Names of Reporting Persons KESTREL HEAT, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 500,000 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 500,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.89%(2)
(14)	Type of Reporting Person (see Instructions) OO

(1)	As exercised through its sole member, Kestrel Energy Partners, LLC, a Delaware limited liability company.
(2)	Based on 55,887,832 Common Units (“Common Units”), of Star Gas Partners, L.P., a Delaware limited partnership (the “Issuer”), issued and outstanding as of January 31, 2017, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended December 31, 2016, filed with the Securities and Exchange Commission (the “SEC”) on February 1, 2017.

CUSIP No. 85512C105

(1)	Names of Reporting Persons KM2, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.0%
(14)	Type of Reporting Person (see Instructions) OO

CUSIP No. 85512C105

(1)	Names of Reporting Persons KESTREL ENERGY PARTNERS, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.0%
(14)	Type of Reporting Person (see Instructions) OO

This Amendment No. 2 amends the Schedule 13D with respect to the Common Units of Star Gas Partners, L.P., a Delaware limited partnership (the “Partnership”), previously filed by Kestrel Energy Partners, LLC, a Delaware limited liability company (“Kestrel”), Kestrel Heat, LLC, a Delaware limited liability company and wholly-owned subsidiary of Kestrel (“Kestrel Heat”) and KM2, LLC, a Delaware limited liability company and wholly-owned subsidiary of Kestrel (“M2” and, together with Kestrel and Kestrel Heat, the “Kestrel Reporting Persons”) with the SEC on April 28, 2006, as amended by Amendment No. 1 filed with the SEC on August 30, 2013 (the “Schedule 13D”). Capitalized terms used herein without definition shall have the meanings given to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 16, 2017, M2 distributed in-kind the M2 Owned Units to Kestrel in accordance with Kestrel’s 100% membership interest in M2, for no additional consideration (the “Distribution”). Upon the consummation of the Distribution, Kestrel distributed on a pro rata basis and for no additional consideration, in accordance with its limited liability company agreement, the M2 Owned Units to its members (the “Subsequent Distribution”).

Item 5. Interest in Securities of the Issuer.

Subparagraphs a, c and e of Item 5 in the Schedule 13D are amended and restated in their entirety by the following:

(a) As of February 16, 2017, Kestrel beneficially owned 500,000 Common Units, representing 0.89% of the Partnership’s outstanding units. All calculations made herein are made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended, and based on 55,887,832 Common Units issued and outstanding as of February 1, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 1, 2017.

(c) On February 16, 2017, M2 effected the Distribution. Upon the consummation of the Distribution, Kestrel effected the Subsequent Distribution.

(e) On February 16, 2017, as a result of the Distribution and the Subsequent Distribution, each of M2 and Kestrel ceased to be the owner of more than 5% of the Common Units.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2017

KESTREL HEAT, LLC

By:	/s/ Paul A. Vermylen, Jr.
Paul A. Vermylen, Jr., Chairman

KM2, LLC

By:	/s/ Paul A. Vermylen, Jr.
Paul A. Vermylen, Jr., President

KESTREL ENERGY PARTNERS, LLC

By:	/s/ Paul A. Vermylen, Jr.
Paul A. Vermylen, Jr., President